
03051880
AUG 29 2003
152
SECTION
WASH. D.C.

cm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2002 (MM/DD/YY) AND ENDING 06/30/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ITRADEDIRECT.COM CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5340 N. Federal Hwy. Suite # 106
(No. and Street)

Lighthouse Point, FL 33064
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Clancy (954)-360-2836
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Co., P. A.
(Name – *if individual, state last, first, middle name*)

1515 University Dr. #209 Coral Springs, FL 33071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin J. Clancy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ITRADEDIRECT.COM CORP., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Martin J. Clancy
Signature

Vice Pres.
Title

Malcolm Britchky
Notary Public 8-28-03


NOTARY PUBLIC
MALCOLM BRITCHKY
Notary Public, State of Florida
My comm. expires March 27, 2006
No. DD103789

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

iTRADEDIRECT.COM CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2003

iTRADEDIRECT.COM CORPORATION

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements	
Balance Sheet	2
Statement of Income	3
Statement of Cash Flows	4
Statement of Changes in Stockholders' Equity	5
Notes to Financial Statements	6-8
Auditors' Report on Internal Control	9-10
Computation for Determination of Indebtedness and Net Capital Pursuant to Rule 15c-3-1 of the Securities Exchange Commission	11
Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934	12

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 209
Coral Springs, Florida 33071
(954) 752-1712

iTradedirect.com Corporation
Lighthouse Point, Florida

INDEPENDENT AUDITORS'REPORT

We have audited the balance sheet of iTradedirect.com Corporation as of June 30, 2003, and the related statements of income and accumulated deficit, cash flows and changes in stockholders equity for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on an audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly the financial position of iTradedirect.com Corporation as of June 30, 2002, and the results of its operations for the year then ended, in conformity with accounting principles generally accepted in the United States of America..

The Company entered into a informal management agreement with an affiliated company. This management company's responsibility was to pay for various expenses. Due to limitations in the record keeping, the accountability of the expenditures incurred of iTradedirect.com Corporation. was diminished and the statement of operations as presented as part of these financial statements are inaccurate due to this deficiency.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Coral Springs, Florida
August 27, 2003

Baum & Company, PA

iTRADEDIRECT.COM CORPORATION
BALANCE SHEET
JUNE 30, 2003

ASSETS

Current Assets:	
Cash in bank	$ 3,046
Due from clearing firm	91,330
Total Current Assets	94,376
Property and Equipment	
Property and equipment	118,168
Less: Accumulated depreciation	(49,348)
Property and Equipment - Net	68,820
Other Assets:	
Rent Security Deposit	2,000
Clearing deposit	33,135
Total Other Assets	35,135
Total Assets	$ 198,331

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Capitalized lease payable-current portion	$ 9,741
Accounts payable	26,270
Accrued commissions and wages	74,433
Total Current Liabilities	110,444
Long Tern liabilities	
Capitalized lease payable-net of current portion	25,481
Total liabilities	135,925
Stockholder's Equity:	
Common stock	$ 440
Additional paid-in capital	2,181,461
Accumulated deficit	(2,119,495)
Total Stockholder's Equity	62,406
Total Liabilities & Stockholder's Equity	$ 198,331

See accountants'report and accompanying notes to financial statements.

iTRADEDIRECT.COM CORPORATION
STATEMENT OF INCOME AND ACCUMULATED DEFICIT
FOR THE YEAR ENDED JUNE 30, 2003

REVENUES:	
Concessions and commissions	$ 1,720,406
Interest	524
Gain (loss) on investment account	(6,614)
Total revenues	1,714,316
EXPENSES:	
Salaries and commissions	1,667,301
General and administrative	429,534
Rent	33,094
Registration and licenses	45,831
Interest Expense	2,445
Depreciation and amortization	14,533
Total expenses	2,192,738
Net loss	(478,422)
Accumulated deficit - beginning	(1,641,073)
Accumulated deficit - ending	$ (2,119,495)

See accountants' report and accompanying notes to financial statements.

iTRADEDIRECT.COM CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2003

Cash provided (used) by operations:	
Net (Loss)	$(472,422)
Adjustments to reconcile net income to net cash provided:	
Depreciation	14,533
Change in operating assets and liabilities	
Decrease in Commissions receivable	170,000
Decrease in due from clearing firm	(30,580)
Decrease in accounts payable and accrued expenses	(36,210)
(Increase) in Security Deposit	(2,000)
(Increase) in clearing deposit	(5,975)
Net Increase provided (used) by operating activities	(368,654)
Cash flows from investment activities:	
Acquisition of fixed assets	(26,687)
Cash flows from financing activities:	
Proceeds from capital contributions	327,370
Reduction of capitalized lease payable	(2,426)
	324,944
Net increase (decrease) in cash	(70,397)
Cash - beginning	73,433
Cash - ending	$ 3,046
Supplemental cash flow disclosure:	
Interest expense paid	$ 2,444
Taxes paid	$ - 0-

Non cash disclosure:

In December 2002, the company acquired $34,396 of equipment under a capitalized lease arrangement.

See accountants' report and accompanying notes to financial statements.

iTRADEDIRECT.COM CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Accumulated (Deficit)
Balance - June 30, 2001	440	1,630,091	(1,596,028)
Net Loss			(45,045)
Additional paid in capital	-	224,000	
Balance - June 30, 2002	440	1,854,091	(1,641,073)
Net loss			(478,422)
Additional paid in capital	-	308,000	-
Fixed assets contributed by affiliated company	-	19,370	-
Balance - June 30, 2003	$ 440	$ 2,181,461	$(2,119,495)

See accountants' report and accompanying notes to financial statements.

iTRADEDIRECT.COM CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

The company was organized on July 7, 1986 under the law of the State of North Carolina to operate as a broker dealer securities firm, specializing in the purchase and sale of mutual funds for investors. The maintains its operations in the State of Florida. During 1986 the Company became a registered broker-dealer in securities under the Securities and Exchange Act of 1934. On January 12, 2001 the Company became a wholly-owned subsidiary of ITRADEnow.com, Corp. via a stock exchange on a 1 for 1 non-diluted basis.

ACCOUNTING METHOD

The books and records are maintained using the accrual method of accounting. Revenues are recognized when they are earned and expenses when they are incurred.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation has been determined using the straight-line method over a period of five to seven years. Major additions are capitalized and expenditures for maintenance and repairs are charged against income as incurred.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - DEPOSIT WITH CLEARING ORGANIZATION

In accordance with the clearing broker, a deposit of $ 33,135 is being held in a interest bearing account.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and further requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Equity capital may not be withdrawn and cash dividends may not be paid if the resulting net capital ratio should exceed 15 to 1. At June 30, 2003 the Company had net capital of $ 23,506 which was $18506 in excess of its required net capital of $5,000.

iTRADEDIRECT.COM CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

NOTE 4 - LEASE ARRANGEMENTS

The Company entered into a lease agreement for its office facilities for a term of three years commencing November 1, 2001. The rent expense for the year ended June 30, 2003 amounted to $37,204. The rent expense for the years ended June 30, 2003 and 2004 will be approximately $ 38,000 respectively.

NOTE 5 - INCOME TAXES

Due to the net operating losses incurred in the current year, no provision for income taxes has been be reflected in the financial statements. Due to the uncertainty of future profits to offset against these incurred losses, no deferred tax asset will be reflected for the income benefit in future years in accordance with FASB No 109. The net operating losses of approximately $ 1,640,000 can be carried forward fifteen years from the date incurred.

NOTE 6 - CLEARING AGREEMENT

The Company entered into a fully disclosed correspondent agreement with J.B. Oxford to act as it clearing agent on March 30, 1998. This agreement may be terminated by either party with sixty (60) days of written notice.

NOTE 7 - CAPITAL TRANSACTIONS

On March 1, 1999, the Company filed Articles of Amendment with the State of North Carolina to increase its authorized common stock and to change its voting rights of its common stock into voting and non-voting. The common stock is comprised as follows:

Common stock, class A, par value $ .001, voting; 10,000 shares authorized, issued and outstanding	$ 10
Common stock, class A, par value $ .001, non-voting; 10,000,000 shares authorized, 430,250 shares issues and outstanding	430
	440

On January 12, 2001, the Companys' common stock was exchanged on a 1 for 1 non-diluted stock exchange.

For the year ended June 30, 2003, $ 208,000 of capital contributions from the company's parent company Itradenow.com Corp. In addition, $ 19370 of equipment was purchased by the parent company for iTradedirects' new offices.

iTRADEDIRECT.COM CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

NOTE 8 - CAPITALIZED LEASE PAYABLE

The Company has acquired office equipment under a lease option whereby after a period of sixty months, the telephone equipment can be acquired for a nominal consideration. The Company has all responsibilities of ownership. The equipment acquired was valued at $ 34,396. The lease calls for payments of $ 811.76. The Company has an arrangement with PacTec communications whereby they receive a credit on their installment payment of $ 537 per month. This reduces their obligation to a net $ 275 per month. The Company's annual lease committment over the next five years amounts to $ 9,744 per month including interest and applicable sales taxes.

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 209
Coral Springs, Florida 33071
(954) 752-1712

iTradedirect.com Corporation
Lighthouse Point, Florida

Auditor's Report on Internal Control

We have examined the financial statements of iTradedirect.com Corporation for the year ended June 30, 2003, and have issued our report thereon dated August 27, 2003. As part of our examination, we made a study and evaluation of the Company's systems of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verification and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the objectives stated in Rule 17a-5(g) of the Securities and Exchange Commission. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of iTradedirect.com Corporation taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 , except for the attached comments to meet the commission's objectives..

This report is intended solely for the use of management and the Securities and Exchange Commission and Should not be used for any other purpose.

Coral Springs, Florida
August 27, 2003

Baum & Company, PA

INTERNAL CONTROL DEFICIENCIES

The following internal control deficiencies were noted during the audit and discussed with management

1. The needs to implement a better system of internal control to handle its accounting of expenses of the various offices.

2. The corporate parent's books and records were not consolidated with the subsidiary, thus a scope limitation occurred in the annual audit.

3. The affiliated company which acted as a management company by incurring expenditures on behalf of the Incurred various expenses which should have paid by the broker dealer.

iTRADEDIRECT.COM CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15C-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2003

Aggregate Indebtedness:	$135,925
Net Capital:	
Total Stockholder's Equity	$ 62,406
Add: Excludable portion of Capitalized Lease payable	15,985
Less: Disallowed Assets	(70,870)
Net Capital	23,506
Capital Requirements	5,000
Excess Net Capital	$ 18,506

Reconciliations with Company's Computation (included in Part ll of Form X-17A-5 as of June 30, 2002)

Net capital, as reported in Company's Part ll (unaudited) Focus report	$52,045
Net capital per audited financial statements	23,506
Net differences	$ 28,539

iTRADEDIRECT.COM CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934

JUNE 30, 2003

The firm will operate pursuant to the subparagraph (k)(2)(ii) exemption from the full provisions of SEC Rule 15c3-3.